82-34993

06016401

AVTO METALS PUBLIC LIMITED COMPANY

SUPPL

Unaudited Financial Statements
for the three months ending 30 June 2006
for the first quarter of Fiscal Year 2007

dlw 8/29

82-34793

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

PROFIT AND LOSS ACCOUNT

For the three months ended 30 June 2006

	30 June 2006 $	30 June 2005 $
Expenditure		
Administration fees	16,200	16,200
Retained losses for the period	(16,200)	(16,200)
Retained losses brought forward	(81,000)	(16,200)
Retained losses carried forward	$ (97,200)	$ (32,400)

02 34993

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

BALANCE SHEET
As at 30 June 2006

	30 June 2006 $	30 June 2005 $
Current Assets		
Debtors	1,044,620	964,420
Total Net Assets	$ 1,044,620	$ 964,420
Capital and Reserves		
Called up Share Capital	53,586	53,441
Share Premium Account	1,088,234	943,379
Profit and Loss Account	(97,200)	(32,400)
Total Shareholders' Funds	$ 1,044,620	$ 964,420